Exhibit 12.1

Computation of Earnings to Fixed Charges

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(In thousands)
Earnings (loss) before income taxes	$1,002,676	$453,479	$617,087	$202,528	$(43,126)
Add:
Interest expense	89,276	68,040	81,349	134,601	146,549
Amortization of loan fees	7,786	6,541	6,860	8,926	9,739
Amortization of capitalized interest	1,590	1,580	1,479	1,231	1,140
Interest component of rental expense	16,525	7,271	7,857	5,873	5,779
Earnings as adjusted	$1,117,853	$536,911	$714,632	$353,159	$120,081

Fixed charges:
Interest expense	$89,276	$68,040	$81,349	$134,601	$146,549
Amortization of loan fees	7,786	6,541	6,860	8,926	9,739
Capitalized interest	2,345	1,948	2,359	1,958	4,248
Interest component of rental expense	16,525	7,271	7,857	5,873	5,779
Fixed charges	$115,932	$83,800	$98,425	$151,358	$166,315

Ratio of earnings to fixed charges	9.64	6.41	7.26	2.33	—

Coverage deficiency	$—	$—	$—	$—	$46,234